                                                                  EXHIBIT (a)(6)

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made only by the Offer to Purchase, dated December 12, 2000, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

                   Notice of Offer to Purchase for Cash up to
                 50.1% of the Outstanding Shares of Common Stock
                                       of
                                    IBP, inc.
                                       at
                              $26.00 Net Per Share
                                       by
                         Lasso Acquisition Corporation,
                          a wholly-owned subsidiary of
                                Tyson Foods, Inc.

     Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Tyson Foods, Inc., a Delaware corporation ("Tyson"), is offering to purchase shares of Common Stock, par value $.05 per share (the "Shares"), of IBP, inc., a Delaware corporation (the "Company"), which, together with Shares owned by Tyson and Purchaser, constitute up to 50.1% of the outstanding Shares at a purchase price of $26.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 12, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JANUARY 10, 2001, UNLESS THE OFFER IS EXTENDED.

     The Offer is not conditioned upon Tyson or Purchaser obtaining financing.

     The Offer is part of a proposal to acquire all of the outstanding shares of the Company in a negotiated transaction. A special committee of independent directors of the Company is currently evaluating various acquisition proposals, including Tyson's. As part of the process, Tyson entered into a confidentiality agreement with the Company that permits Tyson to make the Offer. Tyson is commencing this Offer at this time in order to begin to clear regulatory hurdles and to give the Company's stockholders the opportunity, if and when Tyson and the Company enter into a merger agreement as proposed by Tyson, to receive quickly the cash consideration offered by Tyson.

     The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing, together with Shares owned by Tyson and Purchaser, at least 50.1% of the total number of outstanding Shares (the "Minimum Condition"); (2) Tyson being satisfied, in its sole discretion, that the Agreement and Plan of Merger dated October 1, 2000 among the Company, Rawhide Holdings Corporation and Rawhide Acquisition Corporation has been terminated in accordance with its terms and the execution of a definitive merger agreement, in form satisfactory to Tyson in its sole discretion, among the Company, Tyson and Purchaser; (3) Tyson being satisfied that the provisions of Section 203 of the Delaware General Corporation Law do not apply to or otherwise restrict the Offer and the Proposed Merger (as defined below) with the Company; and (4) any waiting periods under applicable antitrust laws having expired or been terminated. The Offer is also subject to other conditions.

     The purpose of the Offer and the Proposed Merger is to enable Tyson to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of a number of Shares that would constitute, together with any Shares owned by Tyson and Purchaser, at least 50.1% of the outstanding Shares. Tyson has delivered a form of merger agreement to the Company and intends to seek to negotiate with the Company with respect to the acquisition of the Company by Tyson or Purchaser. Tyson currently intends, as soon as practicable following consummation of the Offer pursuant to such a merger agreement, to seek to have Purchaser and the Company consummate a merger with the Company merging into Purchaser, with Purchaser continuing as the surviving corporation (the "Proposed Merger"). In such Proposed Merger each then outstanding Share (other than Shares owned by Tyson or any of its wholly owned subsidiaries and Shares held in the treasury of the Company) would be converted into the right to receive a number of shares of Class A Common Stock, par value $.10 per share, of Tyson ("Tyson Common Stock") equal to, (a) if the average of the closing price per share of Tyson Common Stock on the New York Stock Exchange, Inc. at the end of the regular session as reported on the Consolidated Tape, Network A for the fifteen consecutive trading days ending on the fifth trading day immediately preceding the effective time of the Proposed Merger (the "Average Tyson Common Stock Price") is equal to or greater than $15.40, 1.688,
(b) if the Average Tyson Common Stock Price is less than $15.40 and greater than $12.60, the result of $26.00 divided by the Average Tyson Common Stock Price, and (c) if the Average Tyson Common Stock Price is equal to or less than $12.60,
2.063. The receipt of shares of Tyson Common Stock in the Proposed Merger would be tax-free to the shareholders of the Company.

     Subject to the applicable rules and regulations of the Securities and Exchange Commission, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether any of the events set forth in Section 15 of the Offer to Purchase shall have occurred or shall have been determined by Purchaser to have occurred, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary (as defined below) and (ii) to amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. Any such extension or amendment will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension, to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined in the Offer to Purchase). During any such extension, all shares of Common Stock previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's shares of Common Stock.

     If Purchaser extends the time during which the Offer is open, or if Purchaser is delayed in its acceptance for payment of or payment for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on Purchaser's behalf and those Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in the Section 5 of the Offer to Purchase. However, Purchaser's ability to delay the payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Wilmington Trust Company (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price, with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment. If more Shares are validly tendered and not withdrawn prior to the Expiration Date, which, together with the number of Shares owned by Tyson and Purchaser, constitute more than 50.1% of the outstanding Shares, Purchaser will accept for payment and pay for only the Shares, which, together with the number of Shares owned by Tyson and Purchaser, constitute 50.1% of the outstanding Shares, on a pro rata basis (with appropriate adjustment to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each shareholder prior to or on the Expiration Date. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after the timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occur at different times.

     Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after February 9, 2001, unless theretofore accepted for payment as provided in the Offer to Purchase. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name and address of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

     The receipt by a shareholder of the Company of cash for Shares pursuant to the Offer will likely give rise to taxation for United States federal income tax purposes and may also give rise to taxation under applicable state, local or foreign tax laws. All shareholders are urged to consult with their own tax advisors as to the particular tax consequences to them of the Offer.

     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

     Pursuant to Rule 14d-5 under the Exchange Act and Section 220 of the Delaware General Corporation Law, requests are being made to the Company for the use of the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. Upon compliance by the Company with such request, the Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists for subsequent transmittal to beneficial owners of Shares.

     The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

     Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below and will be furnished promptly at Purchaser's expense. Neither Tyson nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MACKENZIE PARTNERS, INC.
156 Fifth Avenue
New York, New York 10001
(212) 929-5500 (Call Collect)
E-Mail: proxy@mackenziepartners.com
          or
Call Toll Free (800) 322-2885

The Dealer Manager for the Offer is:
Merrill Lynch & Co.
Four World Financial Center
New York, New York 10080
Call Collect: (212) 236-3790

December 12, 2000

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